Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

July 24, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive AI Inc. Registration Statement on Form S-1 File No. 333-288112

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Arrive AI Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on Monday, July 28, 2025 at 5:00 p.m. Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Lucosky Brookman LLP, counsel to the Registrant (“Counsel”), to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Counsel at (732) 395-4402.

If you have any questions regarding this request, please contact Counsel at (732) 395-4402.

Very truly yours,

ARRIVE AI INC.

/s/ Daniel S. O’Toole
Daniel S. O’Toole